UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated December 19, 2018

Commission File Number 001-35428

Immutep Limited

(Translation of registrant’s name into English)

Level 12, 95 Pitt Street

Sydney 2000, NSW, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Immutep Limited (No. 333-211702) filed with the U.S. Securities and Exchange Commission (“SEC”) on May 27, 2016, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Securities Purchase Agreement between Immutep Limited and the purchasers signatory thereto dated December 18, 2018

99.2	Registration Rights Agreement between Immutep Limited and the holders signatory thereto dated December 18, 2018

99.3	Form of American Depositary Shares Purchase Warrant

99.4	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Immutep Limited

Date: December 19, 2018	By:	/s/ Marc Voigt
	Name:	Marc Voigt
	Title:	Chief Executive Officer

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